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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number    0-24984
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(Check One):
[X] Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

    For Period Ended:          Fiscal Year Ended December 31, 1996
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                            Dove Entertainment, Inc.
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Full Name of Registrant

                                Dove Audio, Inc.
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Former Name if Applicable

                             8955 Beverly Boulevard
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Address of Principal Executive Office (Street and Number)

                        West Hollywood, California 90048
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached
                                  if applicable.
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                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

        The Registrant had been working towards the execution, delivery and consummation of a private financing transaction. The relevant documentation was completed, and the applicable private financing was consummated, on Friday, March 28, 1997. Accordingly, the Registrant was unable to prepare the Form 10-KSB prior to the prescribed due date thereof and incorporate the necessary disclosure (including disclosure about the private financing) without unreasonable effort or expense. This extension is being filed in order to enable the Registrant to properly make such filing and disclosure.

                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                      Lee Ruttenberg           310               786-1632
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                           (Name)          (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
                 ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 The Company anticipates that it will report a loss in the fourth quarter of 1996. The Company cannot make a reasonable estimate of such results since the year end audit has not been completed due to the necessary dedication of management's effort to complete the financing described above.

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                            Dove Entertainment, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       April 1, 1997               By /s/ MICHAEL VINER
     ---------------------------         -------------------------------------
                                         Michael Viner, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                               (Attach Extra Sheets If Needed)
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